UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2008                 File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated October 30, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: October 30, 2008	By: /s/ David Hottman David Hottman President & CEO

PORTAL RECEIVES NOTIFICATION OF DEFAULT ON TIGER URANIUM PROJECT EXPLORATION AGREEMENT

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) announces that it has received notification from Minera Rio de la Plata S.A. (MRDP) of a dispute concerning the exploration agreement covering the Company’s Tiger Uranium Project in Mendoza Province, Argentina.

On June 18, 2004 Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza from MRDP and is of the opinion that the contract is valid and in good standing. Portal has retained legal counsel to defend the Company’s position as well as discussing with MRDP possible ways to resolve the dispute.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.